Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

August 9, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Michele M. Anderson

Re: NextWave Wireless LLC
Registration Statement on Form 10
Filed May 1, 2006
File No. 0-51958

Ladies and Gentlemen:

On behalf of our client, NextWave Wireless LLC (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission our response to the Staff’s letter dated August 4, 2006, regarding the Registration Statement on Form 10 (the “Registration Statement”) of the Company (File No. 000-51958, together with exhibits thereto).

Set forth below in bold are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.
We note your response to our prior comment 3 of our letter dated July 13, 2006. As requested by that comment, please revise your registration statement to identify the sources for third-party statements appearing in your document, to the extent those statements are not publicly available. For example, we note that in your response letter dated June 28, 2006, you confirmed that certain of the third-party statements contained in the Form 10 are not publicly available, yet you did not revise to name the sources of those quotations.

Frank A. Cassou
NextWave Wireless LLC
August 10, 2006

The Registration Statement has been revised on pages iii and 6 in order to identify the sources for the third-party statements that are not publicly available and used in the Registration Statement.

Summary, page 1

2.
Your response to prior comment 10 indicates that you are unable to project when you will achieve commercial deployment of your WiMAXplus technologies and products. Please revise to provide prominent disclosure of your inability to project the timing for commercial deployment in the summary section and the other locations in your document where you discuss the development of your WiMAXplus product line.

The Registration Statement has been revised on pages 3, 11 and 56 in response to the Staff’s comment.

3.
Disclose here, as you do in MD&A, that a member of your Board of Managers is a Portfolio Manager at Avenue Capital Group, which is affiliated with many of the purchasers of your senior secured notes. See our prior comment 1.

The Registration Statement has been revised on page 2 in response to the Staff’s comment.

Risk Related to Our PacketVideo Business, page 37

4.
We note your response to prior comment 5. Please advise us why you believe that the company’s business is not substantially dependent on any of PacketVideo’s customer contracts while considering that PacketVideo currently generates your only source of material revenues and you cannot predict when you might begin to generate revenues from your WiMAXplus technologies and products. In addition, please provide us with copies of your agreements with PacketVideo’s three largest clients for our review. We may have further comment.

We have supplementally provided the Staff with the PacketVideo agreements for PacketVideo’s largest customers for the fiscal year ended December 31, 2005 as requested. The Company continues to respectfully submit that its business is not substantially dependent on any of the PacketVideo agreements. This is because the revenue generated by the PacketVideo agreements falls far short of being adequate to develop the Company’s core WiMAX business, and such business is being developed using other funds of the Company. For the year ended December 31, 2005, revenues were approximately $905,000 from Verizon, $576,000 from Fujitsu and $453,000 from Nokia. For the three months ended March 31, 2006, revenues were approximately $2,852,274 from Verizon and $616,549 for Fujitsu. In each of these periods there was no other customer who represented more than 10% of the revenue for the Company on a consolidated basis. Contrast these numbers to the Company’s total assets at March 31, 2006 of $574.1 million and its total current liabilities at that date of $18.9 million, and it becomes clear that no PacketVideo customer generates revenues that are significant to the Company in light of its total resources or its expenses. The Company’s liquidity and product development capabilities are not significantly affected by (and are far from substantially dependent on) the PacketVideo customer contracts.

In addition, we note that the identity of the top customers of PacketVideo changes substantially from quarter to quarter, based on new product launches and the popularity of current products offered by each customer. This further illustrates that the Company is not substantially dependent from the revenue of any one of these customers. We note that the Registration Statement has been revised on page 36 to reflect the fact that different customers of PacketVideo represent a significant portion of PacketVideo’s revenue from quarter to quarter.

Frank A. Cassou
NextWave Wireless LLC
August 10, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

5.
When discussing your acquisition of wireless spectrum gained through the purchase of WCS Wireless, disclose the price per MHz per POP for which you purchased the WCS spectrum. In addition, as requested by our prior comment 9, compare the rates at which you have obtained these WCS licenses with going market rates, and discuss whether the price per MHz-POP for WCS licenses have increased significantly in the last few years.

The Staff is advised that the price paid in the WCS Wireless transaction was approximately $0.09 per MHz-POP. The Company does not believe that this information would be useful or material to include in the Registration Statement, as there is no relevant data for investors to compare this price against a market standard. Most transactions for the purchase of wireless spectrum are private - for example, with respect to WCS spectrum, the only publicly available transaction located by the Company was the previous XM Satellite agreement to purchase WCS Wireless. In addition, transactions are not directly comparable due to the different types of spectrum involved and the different market baskets that are included in any particular sale. For the foregoing reasons, the Company is not able to compare its purchase price for the WCS Wireless spectrum with going market rates or to state whether the price per MHz-POP for WCS licenses has increased significantly in the last few years.

Liquidity and Capital Resources, page 55

6.
Please expand this section to analyze how the various financial covenants in the senior secured notes Purchase Agreement will affect your liquidity and capital resources on a going-forward basis. We note, for example, that you are required to maintain, in a separate account, $75 million in cash or cash equivalents other than funds from the proceeds of the notes. Describe how this will affect your liquidity and working capital on a going forward basis. Furthermore, expand your summary of terms of the agreement, such as financial covenants, ratios and events of default. In particular, note that Release No. 33-8350 recommends expanded disclosure of material, covenants when they limit, or are reasonably likely to limit, a company’s ability to undertake financing to a material, extent. For instance, it appears that your ability to incur additional indebtedness is significantly restricted by Section 5.13 of the senior secured notes Purchase Agreement.

Frank A. Cassou
NextWave Wireless LLC
August 10, 2006

The Company’s liquidity discussion already takes into account that it needs to maintain the separate account. The Registration Statement has been revised on page 55 in order to provide investors with greater specificity on the covenant in the Purchase Agreement restricting the Company’s ability to incur additional indebtedness and on the events of default. The Company respectfully submits that there is no other term or covenant of the Purchase Agreement that requires expanded disclosure because none is reasonably likely to materially limit the Company’s ability to undertake a future financing. The Purchase Agreement does not contain financial covenants (other than the requirement to maintain $75 million in cash) or ratio requirements.

7.
Indicate how the amounts in your table of contractual obligations will change after taking into account the transactions into which you have entered after April 1, 2006, including your repayment obligations under the senior secured notes due 2010.

The Registration Statement has been revised on pages 55, 60 and F-18 in response to the Staff’s comments.

Certain Relationships and Related Transactions, page 79

8.
Revise this section to provide the disclosures required by Item 404 of Regulation S-K with respect to your recent private place of senior secured notes to affiliates of Avenue Capital Group, a company where a member of your Board of Managers serves as a Portfolio Manager.

The Company respectfully submits that the private placement of the senior secured notes does not qualify as a related party transaction under Item 404 of Regulation S-K. Instruction 7c of Item 404 states that no information needs to be provided for transactions “where the interest of the person … arises solely from the ownership of securities of the registrant and such person receives no extra or special benefit not shared on a pro rata basis.” As noted in the Registration Statement, neither Mr. Symington nor Avenue Capital Group or its affiliates received any compensation in connection with the financing and the affiliates of Avenue Capital Group acquired the notes on the same terms as all other purchasers.

In addition, the Company respectfully submits that Mr. Symington’s relationship with Avenue Capital is not such as would require disclosure under Item 404 for transaction involving an indirect material interest on the part of Mr. Symington. Mr. Symington’s interest in Avenue Capital arises only from his position as a portfolio manager of Avenue Capital. Mr. Symington is not a partner or director of Avenue Capital and does not own an equity interest in Avenue Capital. Therefore, in accordance with Item 404(a)(8), the Company submits that the private placement of senior secured notes does not constitute a related party transaction.

Frank A. Cassou
NextWave Wireless LLC
August 10, 2006

Form 8-K

9.
Regarding the Form 8-K that you filed on July 21, 2006 to disclose the senior secured notes financing, we note that you did not file numerous schedules and exhibits to the Purchase Agreement (Exhibit 4.1) and Parent Guaranty (Exhibit 10.2). Please file the entirety of each agreement, including all schedules and exhibits, with an amendment to the Form 8-K.

The Company respectfully submits that there is no information in the disclosure schedules to the Purchase Agreement that would be material to investors, other than information already disclosed in the Registration Statement. The Parent Guaranty has no disclosure schedules and no exhibits other than an annex setting forth the principal executive offices of the Company. The exhibits to the Purchase Agreement likewise are either not material to investors or are already filed as exhibits to the 8-K (for example the Form of Note, Guaranty, Security Agreement, Parent Guaranty, Warrant Agreement and Registration Rights Agreement).

We would very much appreciate receiving the Staff’s comments, if any, at your earliest convenience. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8239.

Sincerely yours,

/s/ Marita A. Makinen
Marita A. Makinen

cc:   Michele M. Anderson
Derek B. Swanson